Exhibit (a)(5)(H)

Apollo Successfully Completes Tender Offer

For Shares of Parallel Petroleum Corporation

New York, New York, October 30, 2009—Parallel Petroleum Corporation (“Parallel”), PLLL Acquisition Co. and PLLL Holdings, LLC, entities formed for the purpose of acquiring Parallel Petroleum Corporation (NASDAQ: PLLL) and wholly owned subsidiaries of an affiliate of Apollo Global Management, LLC, today announced that the subsequent offering period of the tender offer for all of the outstanding shares of common stock of Parallel, including the associated preferred stock purchase rights (collectively, the “Shares”), expired at 5:00 p.m., New York City time, on Thursday, October 29, 2009. Computershare Trust Company, N.A., the disbursing agent for the tender offer, has advised that, as of the expiration of the subsequent offering period, a total of 36,390,826 Shares were validly tendered during the initial offering period and subsequent offering period, representing approximately 87.38% of the outstanding Shares. In accordance with the terms of the tender offer, PLLL Acquisition Co. has accepted for payment and promptly paid for all Shares validly tendered during the subsequent offering period.

In accordance with the merger agreement between PLLL Acquisition Co., PLLL Holdings, LLC and Parallel, dated as of September 15, 2009, PLLL Holdings, LLC will carry out a second-step merger as a result of which Parallel will become a wholly owned subsidiary of PLLL Holdings, LLC. As a result of the purchase of Shares in the tender offer, PLLL Holdings, LLC has sufficient voting power to approve the merger without the affirmative vote of any other Parallel stockholder. In the merger, each Share not previously purchased in the tender offer or subsequent offering period will be converted, subject to appraisal rights, into the right to receive the same $3.15 per Share price, without interest and subject to applicable withholding taxes, that was paid in the tender offer and subsequent offering period. After the merger, Parallel’s common stock will cease to be traded on the NASDAQ Global Select Market.

About Apollo

Apollo is a leading global alternative asset manager with offices in New York, Los Angeles, London, Singapore, Frankfurt and Mumbai. Apollo had assets under management of over $38 billion as of June 30, 2009 in private equity and credit-oriented capital markets funds invested across a core group of industries where Apollo has considerable knowledge and resources.

About Parallel Petroleum Corporation

Parallel Petroleum Corporation is an independent energy company headquartered in Midland, Texas, engaged in the exploitation, development, acquisition and production of oil and gas using 3-D seismic technology and advanced drilling, completion and recovery techniques. Parallel’s primary areas of operation are the Permian Basin of West Texas and New Mexico, North Texas Barnett Shale, Onshore Gulf Coast of South Texas, East Texas and Utah/Colorado. Additional information on Parallel is available via the internet at www.plll.com.

Contact Information

Sard Verbinnen & Co.

Jonathan Gasthalter, 212-687-8080

or

Parallel Petroleum Corporation

Cindy Thomason, 432-684-3727

Manager of Investor Relations

cindyt@plll.com